Kiski Securities LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ **(125,624)**
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	**260**
Increase in accounts payable and accrued expenses	**819**
Total Adjustments	**1,079**
Net Cash Used in Operating Activities	**(124,545)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Contributions	**105,711**
Net Cash Provided by Financing Activities	**105,711**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**(18,834)**
Beginning of Year	**53,658**
End of Year	$ **34,824**